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                              January 29, 2021

       Phillip L. Kumnick
       Chief Executive Officer
       Ipsidy Inc.
       670 Long Beach Boulevard
       Long Beach, New York 11561

                                                        Re: Ipsidy Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed January 27,
2021
                                                            File No. 000-54545

       Dear Mr. Kumnick:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our January 22, 2021 letter.

       Revised Preliminary Proxy Statement filed January 27, 2021

       Proposal No. 4 , page 26

   1. We note your response to prior comment 2; however, we reissue this comment. As previously requested,
please present as separate proposals each amendment to your
                                                        certificate of
incorporation that substantively affects shareholder rights. To the extent you believe some or all of
the items you disclose as "material changes" do not substantively affect shareholder
rights or are simply restatements of existing provisions in your current certificate of
incorporation, please provide your analysis in your response. See Exchange
                                                        Act Rule 14a-4(a)(3)
and Question 101.02 of our Compliance and Disclosure
                                                        Interpretations on
Unbundling under Rule 14a-4(a)(3) Generally.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Phillip L. Kumnick
Ipsidy Inc.
January 29, 2021
Page 2

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Edwin Kim, Staff
Attorney, at (202) 551-3297 with any questions.



                                                          Sincerely,
FirstName LastNamePhillip L. Kumnick
                                                          Division of
Corporation Finance
Comapany NameIpsidy Inc.
                                                          Office of Technology
January 29, 2021 Page 2
cc:       Stephen M. Fleming, Esq.
FirstName LastName